Exro Employees Move into US Headquarters in Mesa, Arizona

•Exro employees have settled into the Mesa, Arizona office as construction continues in the research and development facility, which is expected to be completed in the second quarter of 2022.
•The 15,000 square foot facility will increase Exro’s Coil Driver™ testing capacity and create space for developing its Energy Storage Systems.
•The U.S. headquarters opening comes shortly after Exro filed its application to list on the Nasdaq and aligns with its global expansion plans to increase demand for its technologies in the marketplace.

Calgary, Alberta (November 23, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that the Company employees have moved into its U.S. headquarters in Mesa, Arizona. Since Exro first announced the location of its U.S. headquarters, at 7853 East Ray Road, the Company has brought in the first dozen employees who will open the doors in the Greater Phoenix region. Arizona is a leading state for cutting-edge research and development in mobility technology and, from the new location in Mesa, Exro will be able to enhance service to its U.S. partners and customers.

The plans for Exro’s 15,000 square foot Arizona office include a research and development facility, an innovation center, and a robust engineering area from which the Company will continue product development and testing of the Coil Driver technology’s ability to cost-effectively optimize and improve performance in electric motors. Exro will also develop and pilot its Energy Storage System from the same location. The new Mesa facility will be equipped with two electric motor dynamometers (“dyno”) in the first quarter of 2022. This will triple Exro’s testing capacity. Full facility completion is expected for the second quarter of 2022.

"Moving into our Mesa facility today marks another milestone for the company this year,” said Sue Ozdemir, CEO of Exro. “With our doors officially open for business, we expect to increase our testing capacity and scale to meet the demand we’re creating. We can’t wait to welcome our partners, customers and shareholders to tour our state-of-the-art innovation and development facility early next year.”

The news of Exro employees’ move into its Mesa, Arizona office follows the Company’s application to list on the Nasdaq, further demonstrating Exro’s expansion plans to gain a global footing, increase visibility in the marketplace, diversify its shareholder base, and strengthen long-term shareholder value. With its U.S. headquarters now open, Exro plans to create 50 new jobs in 2022.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.